
March 7, 2013

Via E-mail
Peter J. Mariani
Chief Financial Officer
Hansen Medical, Inc.
800 East Middlefield Road
Mountainview, CA 94043

      Re: Hansen Medical, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed March 15, 2012
             Form 8-K filed February 27, 2013
             File No. 001-33151

Dear Mr. Mariani:

      We have reviewed your response letter dated February 22, 2013 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Note 6. Litigation Settlement, page 121

1.   With respect to your settlement agreement with Luna Innovations Incorporated, please quantify for us the assumptions used in the Black-Scholes model, including a discussion of how you estimated the underlying number of shares. Please also provide us with a comparison of the estimated number of shares to the actual shares purchased under the warrant during its term.

2.   In addition, we note that you also entered into a license and a development and supply agreement. Please describe to us your valuation process for the agreements, including an explanation of the state of development of the technology at the time the agreement was signed.

Form 8-K filed February 27, 2013

Exhibit 99.1

3.   With respect to your first amendment to the Cross-License Agreement with Intuitive Surgical, please describe for us in appropriate detail the terms of the licensing agreement and the nature of the transaction which support the recognition of $20 million as revenue during the current period. Refer to SAB Topic 13.A.3.d. In particular, please describe how you have concluded the earnings process is complete considering your obligation to provide patent licenses over the next three years.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant